Exhibit 5.1

Eric P. Berlin Partner eric.berlin@dentons.com	Dentons US LLP 233 South Wacker Drive Suite 5900
D +1 312-876-2515	Chicago, IL 60606-6361 United States

dentons.com

OPINION ON THE LEGAL STATUS OF

AFC BDC INC.

April 5, 2022

INTRODUCTION

AFC BDC Inc. (“AFC BDC” or the “Company”) has retained Dentons US LLP (“Dentons”; also referred to as “we,” “us,” or “our”) for the purposes of rendering this opinion for the benefit of the Company and its shareholders and, in particular, has asked us whether the Company’s debt financings in Cannabis Companies, as defined below, and equity investments in and loans to Cannabis Related Businesses, as defined below, would violate the laws of the United States, and in particular the controlled substances and anti-money laundering laws.

The applicable federal laws are the Controlled Substances Act, 21 U.S.C. § 801, et seq. (the “CSA”), the Drug Paraphernalia law contained in the CSA, 21 U.S.C. § 863 (the “DPL”), and the Money Laundering Control Act, 18 U.S.C. § 1956 (the “MCA”). As described more fully below, our opinion is that the Company and its shareholders will not violate either federal law or any state law with respect to any of the Company’s debt financings in Cannabis Companies (as defined below) or any of the Company’s equity investments in and loans to Cannabis Related Business (as defined below). This opinion is provided for use as an exhibit to the Company’s registration statement, which will be filed on Form 10 (the “Registration Statement”). Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and as of the date of this letter, neither the Company nor its shareholders’ investments in the Company violate the CSA, the DPL, or the MCA.

Our opinion herein is expressed solely with respect to the CSA, including indirect violations (such as through aiding and abetting, and conspiracy), the DPL, and the MCA (collectively, “Applicable Federal Law” or “Applicable Federal Laws”) and is based on these laws as in effect on the date hereof, and not on the law of any other jurisdiction. Our opinion expressed below is in all respects subject to and may be limited by future legislation or case law. Our opinion is limited to the matters expressly stated herein, and no opinion is implied or may be inferred beyond the matters expressly set forth. This letter is given as of the date hereof, and we expressly disclaim any obligation to update or supplement our opinion contained herein to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur. The opinion expressed herein represents our reasonable professional judgment as to the matters of law addressed herein, based upon the facts presented or assumed, and is not a guarantee that a court will reach any particular result.

Legal Opinion for AFC BDC Inc.
April 5, 2022

In connection with this opinion, we have examined and relied upon the originals, or copies certified or otherwise identified to our satisfaction, of such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion (the “Diligence Process”) expressed below. As to certain factual matters, we have relied upon AFC BDC’s Factual Certification and have not sought to independently verify such matters. For the purposes of providing this legal opinion to you, we have assumed without independent verification or inquiry: the truthfulness, accuracy, and completeness of the information, representations and warranties contained or made in documents and information provided to us; that the person executing the Factual Certification is duly authorized to do so and has the legal capacity to do so, and that all signatures are genuine; and the truthfulness, accuracy, and completeness of the statements or representations made to us during the Diligence Process. Except to the extent expressly set forth herein, we have not undertaken any independent investigation or verification to determine the existence or absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from our limited representation of the Company. If any of the foregoing assumptions or any other assumption set forth herein is inaccurate, invalid, or incorrect, our opinions may be otherwise than those as stated herein. We render no opinion with respect to any of the matters assumed.

The foregoing opinions are limited, as applicable, to the Applicable Federal Law, as defined above. Our opinion focuses on the CSA, DPL, and MCA, and based on the current status of state laws regarding cannabis as of the date of this opinion, it is our view that the CSA, DPL, and MCA are more stringent than related state laws. Therefore, it is our opinion that, if the Company complies with the CSA, DPL, and MCA (which we conclude it does), then, in addition to not violating the CSA, DPL, and MCA, the Company will not violate similar state laws. We express no opinion as to any other laws, rules, or regulations of any other jurisdiction. We are not rendering any opinion as to the Company’s compliance with any federal, state, or local law, rule, or regulation relating to securities, or to the sale or issuance thereof.

FACTUAL BACKGROUND FOR OPINION

AFC BDC is a specialty finance company founded in 2021 as a Maryland corporation and structured as an externally managed, closed-end, non-diversified management investment company. AFC BDC intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940.1 The Company will be externally managed by AFC Advisor LLC (the “Advisor”). AFC BDC will pay the Advisor customary asset management fees in the form of an asset management fee and an incentive fee based on a percentage of AFC BDC’s ordinary income and capital gains.2 The Company will acquire an initial portfolio from AFC BDC Warehouse, LLC, which will be comprised of at least four debt financings.

[1]	AFC BDC Factual Certification, ¶ 2.

[2]	Id. ¶ 3.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Description of AFC BDC’s Principal Investment Strategy

The Company’s principal investment strategy as presently stated in the Registration Statement or as otherwise represented to us by the Company is as follows:

●	AFC BDC is among the many private and public companies providing ancillary goods or services to the broad ecosystem of companies involved directly or indirectly in state-regulated cannabis programs. Some examples of publicly listed companies that service state-legal cannabis businesses are: Akerna (Nasdaq: KERN) (provider of seed-to-sale and point-of-sale tracking to state-legal Cannabis Companies); GrowGeneration Corp. (Nasdaq: GRWG) (chain of hydroponics stores in states that have legalized cannabis cultivation); Silver Spike Investment Corp. (“SSIC”) (Nasdaq: SSIC) (BDC that makes equity investments in and loans to privately held companies in the cannabis sector); Chicago Atlantic Real Estate Finance (“CAREF”) (Nasdaq: REFI) (real estate investment trust (“REIT”) that provides loans to state cannabis licensees); WM Technology, Inc. (Nasdaq: MAPS) (provider of technology services and software solutions to state-licensed cannabis entities). AFC BDC was also founded by, and will be advised by, some of the same individuals that founded and advise AFC Gamma, Inc. (“AFC Gamma”) (Nasdaq: AFCG), a REIT that provides loans to state cannabis licensees.

●	The Company plans to provide loans to state-law-compliant cannabis operators and ancillary cannabis businesses. Those loans will be limited to companies complying fully with, and if legally required, licensed by, state-regulated cannabis programs. Further, all of the loans will be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which the Company is otherwise subject, including U.S. federal laws.[3]

●	AFC BDC anticipates that certain of its financings will be equity investments or loans to companies that operate entirely legally under all applicable laws, including federal laws (“Cannabis Related Businesses”). Cannabis Related Businesses in which AFC BDC makes equity investments may include those which (i) support the legal production, cultivation, and/or sale of cannabis, such as certain agro-business, biotechnology, life sciences, pharmaceutical, retail, and finance companies, (ii) perform lawful research as to the medical and pharmaceutical applications of cannabis and its extracts, (iii) produce, develop and legally sell devices, goods, and equipment related to the cannabis industry, including hemp and its legal derivatives, or (iv) are in the health and wellness sector. AFC BDC will also provide debt financing to established licensed cannabis industry operators in states that have legalized medical and/or adult use cannabis (“Cannabis Companies”), to the extent permitted by applicable laws. The Company will not make equity investments in any company manufacturing, distributing, or selling cannabis or cannabis products even if in compliance with state law, for as long as the federal prohibition on cannabis remains in place under the CSA.[4]

[3]	Id. ¶ 4.

[4]	Id. ¶ 6.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	AFC BDC has no involvement with the cannabis industry other than through the aforementioned commercial lending and limited equity investments. The Company will not cultivate, distribute, sell, or possess cannabis. Nor will the Company process or receive payments for cannabis or cannabis products. The Company also will not place advertisements for the sale of cannabis.[5]

●	Like AFC Gamma, AFC BDC does not and will not own, control, manage, or take possession of any property on which cannabis is sold, used, or even possessed, so long as prohibited by federal law. The Company will also have no legal access to any cannabis-related property, except for limited inspection rights provided by its loan agreements. AFC BDC’s involvement with any real estate will be limited to listing it as a secured asset and conducting periodic reasonable due diligence activities, as set forth in its loan agreements with borrowers. If a borrower defaults, the borrower may be required to sell assets, including its real property, if necessary, to pay back the loan.[6]

●	Principal and interest payments on loans will not be tied to borrowers’ sales of cannabis. AFC BDC will not share revenues with its borrowers or take any type of commission or additional fees that are contingent upon the customers’ business success. AFC BDC does not have an interest in whether any Cannabis Company borrower achieves financial success selling cannabis products so long as its loans are timely repaid. The principal and interest payment obligations for AFC BDC’s loans will not be tied in any way to borrowers’ revenues or profits, and will remain the same regardless of a borrower’s performance unless there is a default under the loan documents. AFC BDC would prefer that borrowers not default and that some seek additional loans from the Company, in the sense that any business wants its customers to meet their payment obligations to the business and to continue to utilize the business’s services. Additionally, foreclosing upon collateralized assets or forcing borrowers to liquidate collateralized assets to meet their loan obligations would require additional effort on AFC BDC’s part, and the Company would prefer for borrowers to meet their loan obligations without seeking foreclosure or liquidation of collateralized assets. That being said, in the event of a default, AFC BDC, through the Advisor, seeks to assure that more than enough of the borrower’s assets are secured and that the borrower is required to liquidate assets, if necessary, to pay the outstanding amounts due under the loan. In other words, AFC BDC seeks to receive payments regardless of whether the borrower is financially successful, and AFC BDC does not have an incentive, like an additional bonus payment, that is proportionate to or contingent upon the borrower’s financial success.

[5]	Id. ¶ 1.

[6]	Id. ¶¶ 11-12.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	The Company’s loans will never be solely directed for the purpose of purchasing any property used to grow, process, or sell cannabis, but can be used to fund any of the borrower’s general corporate purposes, including paying off prior indebtedness and loan transaction fees and expenses, and funding working capital, acquisitions, and capital expenditures.[7]

●	The Company believes that the state-regulated cannabis industry in the U.S. presents significant opportunities because of the relative inaccessibility of credit and liquidity products in the state-legal cannabis industry as compared to non-cannabis businesses.[8] Despite the fact that the cannabis industry is one of the fastest growing industries in the U.S. and prospective borrowers are becoming stronger credits, Cannabis Companies have limited access to debt capital. Capital is limited because many financial institutions currently do not engage with the industry, often due to concerns about operating in a new and highly regulated area outside the normal course of business or perceived reputational risk.

●	The U.S. state-legal cannabis industry has become significant, projected to generate over $32 billion of retail sales in 2022 and to continue to grow at a compound annual growth rate of 11 percent, to reach over $57 billion by 2030.[9] Thirty-eight states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam have legalized some form of cannabis use for certain medical purposes. Eighteen of those states, the District of Columbia, Guam, and Northern Mariana have legalized cannabis for adults for non-medical purposes as well (sometimes referred to as adult or recreational use). While the United States government continues to list “marihuana” (except hemp, stalks, and non-producing seeds) as a Schedule I controlled substance under the CSA, it has not enforced federal cannabis prohibition laws against state-legal entities in at least seven years. Additionally, both Democrat and Republican representatives have introduced bills to end the federal cannabis prohibition, by descheduling cannabis completely and regulating it in a manner similar to alcohol or tobacco.[10] While the timing of federal reform remains unknown, it is expected that federal policy will continue towards becoming more, rather than less, permissive.

[7]	Id. ¶ 13.

[8]	Id. ¶ 2.

[9]	See New Frontier Data, “2022 U.S. Cannabis Report: Industry Projections and Trends,” at 14.

[10]	See Cannabis Administration and Opportunity Act, 117th Cong. (discussion draft, July 14, 2021), https://www.politico.com/f/?id=0000017a-a490-dc3c-a57e-b4d8e25b0000; States Reform Act, 117th Cong. (discussion draft, Nov. 15, 2021), https://mace.house.gov/sites/evo-subsites/mace.house.gov/files/evo-media-document/SRA%20Final%20Bill%20Text.pdf. Most recently, the U.S. House of Representatives passed the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, which will now be considered by the U.S. Senate.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	AFC BDC would not be the first company offering loans to state-legal cannabis businesses. Indeed, its business model is similar to other companies that have issued (or announced plans to issue) shares through an Initial Public Offering (“IPO”) in the U.S. In March 2021, AFC Gamma, for example, completed its IPO and public listing on the Nasdaq Stock Market (“Nasdaq”),[11] while in December 2021, CAREF completed its IPO and public listing on Nasdaq.[12] Both AFC Gamma and CAREF are commercial real estate companies that provide loans to cannabis businesses. Similarly, SSIC and Altmore BDC, Inc. (“Altmore”) (Nasdaq: ABDC) announced their IPOs in July 2021 and February 2022, respectively.[13] Both SSIC and Altmore are specialty finance companies that elected to be treated as BDCs and make equity investments in and loans to privately held companies in the cannabis sector. Similar to AFC BDC, these companies all originate, structure, underwrite, and manage secured loans and other types of financing for emerging and established cannabis industry operators in states that have legalized medical and/or adult-use cannabis.[14] Nasdaq, according to its own policies, “cannot initially list or continue the listing of a company whose current or planned activities are in violation of U.S. federal law or the law in a jurisdiction where the company operates.”[15] Therefore, in the case of AFC Gamma, CAREF, SSIC, and Altmore, Nasdaq made a determination that these companies were not violating U.S. federal law in order to list their initial public offering. Given the similarities between these companies’ and AFC BDC’s business models, it is an informative precedent.

[11]	AFC Gamma, Inc., https://www.nasdaq.com/market-activity/stocks/AFCG.
[12]	Chicago Atlantic Real Estate Finance, Inc., “Chicago Atlantic Announces Closing of Initial Public Offering,” https://www.globenewswire.com/news-release/2021/12/10/2350189/0/en/Chicago-Atlantic-Announces-Closing-of-Initial-Public-Offering.html.
[13]	See BusinessWire, Silver Spike Investment Corp. Announces Proposed Initial Public Offering (July 2, 2021), https://www.businesswire.com/news/home/20210720006260/en/Silver-Spike-Investment-Corp.-Announces-Proposed-Initial-Public-Offering; BusinessWire, Altmore BDC, Inc. Announces Proposed Initial Public Offering (Feb. 9, 2022), https://www.businesswire.com/news/home/20220209005569/en/Altmore-BDC-Inc.-Announces-Proposed-Initial-Public-Offering.
[14]	AFC Gamma, Inc. Form S-11, https://www.sec.gov/Archives/edgar/data/1822523/000114036120029565/nt10017017x2_s11.htm#tLM; Chicago Atlantic Real Estate Finance, Inc. Form S-11, https://www.sec.gov/Archives/edgar/data/0001867949/000121390021054657/fs112021_chicagoatl.htm; Silver Spike Investment Corp. Form N-2, https://www.sec.gov/Archives/edgar/data/0001843162/00009501032009101/dp152871_n2.htm.

[15]	The relevant website FAQ (available at listingcenter.nasdaq.com/ (Identification No. 1474)) provides in full:

In determining whether to initially list a company or continue a company’s listing when it changes its business activities, Nasdaq does not make subjective or value judgements about the business the company operates. However, Nasdaq cannot initially list or continue the listing of a company whose current or planned activities are in violation of U.S. federal law or the law in a jurisdiction where the company operates. In assessing the legality of a company’s activity, Nasdaq largely relies on the risk factors and other disclosures made in the company’s filings with the Securities and Exchange Commission, although Nasdaq may also request additional information from the company where necessary.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	Like SSIC, Altmore, and other BDCs, the Company or the Advisor will offer managerial assistance to its portfolio companies, but will limit the offered (and any provided) assistance to services that would generally help with good corporate governance. The Company will not offer any services that could be construed as assisting a borrower to grow, manufacture, distribute, or sell cannabis, or to improve or increase any of these functions. Subject to these restrictions, the Company’s offered services will be limited to: monitoring the operations of portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.[16]

The Company has further represented to us that it will adhere to the following additional principles in selecting financing opportunities:

●	AFC BDC, through its Advisor, will conduct significant due diligence to assure that its portfolio companies comply with applicable laws (excepting, of course, the issues raised for Cannabis Companies under the CSA), including that Cannabis Companies are properly licensed and complying with applicable state and local laws and regulations, as well as certain federal priorities with respect to cannabis set forth in federal guidance, and that Cannabis Related Businesses are complying with Applicable Federal Law. AFC BDC and its Advisor also will maintain anti-money laundering procedures.

●	The Advisor will conduct robust due diligence of AFC BDC’s borrowers as a condition to making an equity investment or providing debt financing and on an ongoing basis after making an investment or loan. Importantly, the Advisor will verify any potential borrowers’ legal compliance particularly with state cannabis laws. Similar to AFC Gamma, the Company’s due diligence of companies operating in state-regulated cannabis programs goes well beyond checking to make sure that the Cannabis Company is properly licensed. The Cannabis Companies will be required to supply, where applicable and among other documents and information, the following:

○	Copies of all cannabis licenses by location, as well as all license applications and related documentation submitted by the potential borrower to applicable regulators for obtaining these licenses;

[16]	AFC BDC Factual Certification, ¶ 14.

Legal Opinion for AFC BDC Inc.
April 5, 2022

○	Available information about the potential borrower from the state licensing and enforcement authorities;

○	Letters of any approvals, violations, or warnings to the borrower and any related businesses;

○	Lists of brands and trademarks owned and products sold by the potential borrower;

○	Copies of all supply contracts, customer contracts, and compliance and quality control procedures;

○	Legal opinions regarding transferability of licenses (if applicable);

○	Copies of any applicable management agreements to which the potential borrower is a party;

○	Audited or certified annual financial statements for the previous year and, where available, unaudited monthly financial statements;

○	A detailed operating budget for the forward looking year;

○	A list of any non-recurring/extraordinary revenues or expenses for current and prior fiscal years;

○	Details of corporate overhead or other corporate eliminations;

○	An accounts payable and accounts receivable aging report;

○	Total gross (retail vs wholesale) sales for the past two years, by location;

○	Balance sheet, within 30 days of closing, the last three months of bank deposits;

○	A capitalization table;

○	A list of information technology/software used;

○	Proof of insurance policies; and

○	Resumes of key personnel/management.[17]

[17]	See, e.g., Due Diligence Checklist.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	The terms of each of the Company’s loans will require that borrowers represent and warrant that they are operating in compliance with applicable laws. Additionally, borrowers will be required to covenant that they will continue to comply with all legal requirements throughout the term of the loan.

●	If the Company identifies or becomes aware that a borrower no longer meets the Company’s requirements, including if the Cannabis Company is not operating in compliance with state law, the Company will promptly take corrective action. Lack of compliance would be a breach of the borrower’s agreement with the Company.[18]

●	The Company and its Advisor also will maintain anti-money laundering (“AML”) procedures, which includes a refusal to accept cash payments on loans. Pursuant to such procedures, the Advisor’s required diligence will align with the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“Fin-CEN”) guidelines for dealing with “marijuana related businesses,” even though the guidelines do not apply to companies like AFC BDC.[19] The Company will deliberately operate its business openly, will not accept cash payments, will follow procedures to assure transparency of the sources of funds, and will be open and transparent with financial institutions regarding the source of its funds.[20]

For the reasons explained in the next section, the Company’s business will not violate U.S. federal law or the law in any jurisdiction where it will operate.

LEGAL ANALYSIS

We analyzed the potential criminal exposure of the Company and its shareholders solely under the current Applicable Federal Laws in connection with the Company’s proposed: (i) equity investing in, and lending to, companies complying with all applicable laws, both federal and state, such as Cannabis Related Businesses, and (ii) lending to Cannabis Companies.21

[18]	AFC BDC Factual Certification ¶ 7.

[19]

See FinCEN, “BSA Expectations Regarding Marijuana-Related Businesses” (Feb. 14, 2014) (hereinafter “Fin-CEN Guidelines”), https://www.fincen.gov/resources/statutes-regulations/guidance/bsa-expectations-regarding-marijuana-related-businesses. AFC BDC does not file FinCEN suspicious activity reports, as it is not a financial institution required to do so.

[20]	AFC BDC Factual Certification ¶ 15.

[21]	For purposes of this opinion, we do not assess potential regulatory issues with the SEC, the Financial Industry Regulatory Authority (“FINRA”), FinCEN, or foreign authorities.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Based on our review of case law and other authorities, we are able to state the following:

●	AFC BDC’s equity investments in, and loans to, companies complying with all applicable laws will be entirely legal and could not be claimed to violate the CSA. These companies comply with all applicable laws including the CSA, even if some derive some income from companies licensed by state-regulated cannabis programs (i.e., Cannabis Related Businesses). As noted above, such companies may be involved in, for example, agro-technology, biotechnology, life sciences, medical research, or the sale of equipment or goods used in the cannabis and hemp industries. Because the equity investments in, and loans to, wholly legal businesses will themselves be legal, we dedicate the rest of our discussion to AFC BDC’s loans to companies operating in the state-regulated cannabis programs.

●	The Company will not cultivate, distribute, sell, or even possess cannabis. Nor will the Company process or handle payments for cannabis or cannabis products.[22] Principal and interest payments on loans will not be tied to borrowers’ sales of cannabis. [23] The Company also will not place advertisements for the sale of cannabis or own, control, or manage real estate on which cannabis is trafficked.[24] Liability would be determined based on whether the Company directly or indirectly violates the CSA, DPL, or MCA, based on its lending to state-legal Cannabis Companies. We have not found case law or other guidance suggesting an extension of enforcement of the CSA to the activities as outlined above, or even to Cannabis Companies.

●	The Company does not violate the DPL. The CSA exempts from criminal liability under the DPL “any person authorized by local, State, or Federal law to manufacture, possess, or distribute such items.”[25] To the extent any business to which the Company makes a loan, sells or possesses items primarily intended or designed for use with cannabis, the items are authorized by state law legalizing cannabis, and such items for that use, and the items and related activities are exempt by state law authorization under section 863(f)(1).

●	The Company does not violate MCA laws. As noted above, the Company will deliberately operate its business openly, will not accept cash payments from its customers, and both the Advisor and AFC BDC will have policies addressing money laundering, which will include procedures to assure transparency of the sources of funds.[26]

[22]	AFC BDC Factual Certification ¶ 1.

[23]	Id. ¶ 8.

[24]	Id. ¶ 1.

[25]	21 U.S.C. § 863(f)(1).

[26]	AFC BDC Factual Certification ¶ 14.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	Federal prosecutors have considerable discretion not to pursue potential cannabis-related offenses under U.S. criminal laws. To date, the matters filed by prosecutors have focused on growers, producers, and distributors that have violated applicable state and local laws[27] or banking fraud related to otherwise state legal operations,[28] and the principles outlined in the DOJ’s original guidance about not prosecuting state legal cannabis activities that do not violate certain federal priorities, such as selling controlled substances to minors and preventing violence and the use of firearms in connection with the cultivation of cannabis.[29]

Our opinion focuses on the CSA, DPL, and MCA, and based on the current status of state laws regarding cannabis as of the date of this letter, it is our view that the CSA, DPL, and MCA are more stringent. Therefore, it is our opinion that, because the Company complies with the CSA, DPL, and MCA, and will not be aiding and abetting the violation of, or conspiring to violate, these federal laws, then in addition to not violating the CSA, DPL, and MCA, the Company will not violate similar state laws.

I.	FEDERAL LAW

The Company’s business, as described in the Company’s Registration Statement, does not violate Applicable Federal Law because, among other considerations and as explained further below, the Company does not engage in the conduct targeted by the relevant statutory provisions of the CSA, does not indirectly violate the CSA through aiding and abetting or conspiracy theories, and is not engaged in money laundering.30 Furthermore, the Department of Justice (the “DOJ”) is not targeting state-legal cannabis activities. Prosecutorial discretion and DOJ considerations of whether to enforce against a particular Cannabis Company are discussed in more detail in Section IV.

[27]	See, e.g., Superseding Indictment, U.S. v. Hoang, Case No. 3:17-cr-70, 2017 WL 9855203 (S.D. Iowa); Press Release, U.S. Dep’t of Justice, Washington, D.C. Post Office Manager and Two Letter Carriers Found Guilty of Bribery and Conspiracy to Distribute Marijuana (Jul. 24, 2017), available at https://www.justice.gov/opa/pr/washington-dc-post-office-manager-and-two-letter-carriers-found-guilty-bribery-and-conspiracy.

[28]	One prominent example: two ex-Eaze consultants who were convicted of bank fraud for their roles in a scheme to trick U.S. banks into handling more than $100 million in payments to the online cannabis marketplace by using sham retailers. In that case, both consultants were sentenced to jail time, paid a fine, and had to forfeit the money they earned from the scheme. See Reuters, “Ex-Eaze consultants sentenced to prison for pot payment scheme,” https://www.reuters.com/legal/government/ex-eaze-consultants-sentenced-prison-pot-payment-scheme-2021-06-18/.

[29]	See Department of Justice Memorandum dated August 29, 2013 from Deputy Attorney General James M. Cole on Guidance for Marijuana Enforcement, https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf; while this Guidance was later repealed by then Attorney General Jeff Sessions, it has continued to inform thinking around compliance for cannabis companies and ways of evaluating risk of different cannabis activities.

[30]	We note that, for any analysis of criminal statutes, including the CSA and applicable indirect federal law (e.g., aiding and abetting; conspiracy), the statutory construction rule of lenity, which arises out of due process concerns, applies and requires that interpretation of ambiguous statutory element for criminal offenses be construed as narrowly as possible and in the light most favorable to the defendant. United States v. DeAlba, No. 2:12-cr-00079, 2012 WL 5288756, at *1 (D. Nev. Sept. 14, 2012). See also, e.g., Carter v. Welles-Bowen Realty, Inc., 736 F.3d 722, 729 (6th Cir. 2013) (“The rule of lenity tells courts to interpret ambiguous criminal laws in favor of criminal defendants.”); Vera v. O’Keefe, 791 F. Supp. 2d 959, 964 (S.D. Cal. 2011) (same).

Legal Opinion for AFC BDC Inc.
April 5, 2022

II.	THE CSA

The Company’s operations as described above, and as will be described in the Registration Statement, do not violate the CSA for the reasons explained below.

Loans to any Cannabis Company will be limited to companies complying fully with, and, if legally required, licensed by state-regulated cannabis programs, and will otherwise be structured in full compliance with federal and state laws.

AFC BDC does not and will not traffic in cannabis

The cultivation, distribution, and sale of cannabis remain illegal under the CSA.31 The Company will not cultivate, distribute, sell or even possess cannabis. Nor will the Company process or handle payments for cannabis or cannabis products.32 Principal and interest payments on loans will not be tied in any way to borrowers’ sales of cannabis.33 The Company also will not place advertisements for the sale of cannabis or own, control, or manage real estate on which cannabis is trafficked.34

AFC BDC’s loans to companies licensed by state-regulated cannabis programs will not violate CSA Section 856

While a borrower’s real estate may be secured as collateral for the loan, the Company will not violate section 856, known as the “Crack House Statute.”35 Entities or persons who manage or control a property and knowingly make that property available for the purposes of manufacturing, distributing, or using any controlled substances can be found liable under the CSA, section 856(a), which states:

Except as authorized by this subchapter, it shall be unlawful to—

(1) knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance;

[31]	21 U.S.C. § 801 et seq.

[32]	AFC BDC Factual Certification, ¶ 1.

[33]	Id. ¶ 8.

[34]	Id. ¶ 1.

[35]	21 U.S.C. § 856.

Legal Opinion for AFC BDC Inc.
April 5, 2022

(2) manage or control any place, whether permanently or temporarily, either as an owner, lessee, agent, employee, occupant, or mortgagee, and knowingly and intentionally rent, lease, profit from, or make available for use, with or without compensation, the place for the purpose of unlawfully manufacturing, storing, distributing, or using a controlled substance.

Like AFC Gamma, the Company will not violate section 856(a)(1) as it will never own or control real estate on which cannabis is sold or used in violation of federal law and accordingly cannot open, lease, use, or maintain the property. It likewise will not violate section 856(a)(2) as a mortgagee. Section (a)(2) was added years after (a)(1) to enforce against those who knowingly and purposefully were making their warehouses available for drug use during “raves.”36

The Company should not be liable under section 856(a)(2) for three reasons: first, the Company will not “manage or control” any property where prohibited activities may occur; second, and related to the first, the Company is not an “owner” or a “mortgagee” as that term is used traditionally or in section 856; third, the legislative history further supports that property used for state legal medical cannabis was never an intended target of section 856(a)(2).

The Company never manages or takes possession or control of its borrowers’ real estate.37 Instead, AFC BDC’s loan agreements will require that a borrower sell certain assets, including real estate, to re-pay the loan if necessary in the event of a default.38 The Company also will have no legal access to the property, except for limited inspection rights provided by agreement, and will not have direct management or control of the underlying secured properties.39 AFC BDC will never take ownership or control of any property on which any cannabis activity is occurring in violation of the CSA.40 Furthermore, the Company’s loans will never be solely directed for the purpose of purchasing any property, but can be used to fund any of the borrower’s general corporate purposes, including paying off prior indebtedness.41

[36]	H.R. CONF. REP. 108-66 for 21 U.S.C. 856(a)(2) (“This section, known as the Illicit Drug Anti-Proliferation Act, helps to protect children by amending the Controlled Substances Act to expand the ‘crack house’ statute. This expansion makes it clear that anyone who knowingly and intentionally uses their property, or allows another person to use their property, for the purpose of distributing or manufacturing or using illegal drugs will be held accountable. This section raises the penalties for people who traffic in a substance often marketed to children at clubs; and authorizes funds for drug prevention activities.”).

[37]	AFC BDC Factual Certification, ¶ 11.

[38]	Id. ¶ 12.

[39]	Id. ¶ 11.

[40]	Id.

[41]	Id. ¶ 13.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Tellingly, we found not even one case of a prosecution against a mere mortgagee under section 856(a)(2). In the reported case law, section 856 is used most often to prosecute individuals who are both owners and operators of crack houses, pill mills, methamphetamine labs or illegal (under state and federal law) marijuana grow houses.42 Those defendants were also charged with the manufacture or distribution of an illegal controlled substance and under section 856. Even when a section 856 claim is brought alone, the defendant generally played a role in the underlying trafficking activities.43 Consequently, cases brought under this section generally rely on evidence that the person was present on the property and took affirmative steps to maintain or manage the property.44 The Company will have none of the involvement seen in the section 856 cases. The borrower’s property will serve solely as collateral to secure repayment of its loan obligations. If the borrower defaults, the borrower will be required to sell assets, including, if necessary, its real property, to pay back the loan. As noted above, AFC BDC’s involvement with the real estate will be limited to listing it as a secured asset and conducting periodic reasonable diligence activities.45 Because the Company will not “manage or control” any of the properties in question, it could not be found liable under section 856.

While AFC BDC may designate real property as secured collateral, the Company is not a mortgagee as used in the CSA for several reasons: (1) the loan proceeds will not be tied solely to the purchase of any specific land or a building, but rather can be used for any number of corporate purposes;46 (2) AFC BDC will neither exert nor be entitled to management or control of the real estate; and (3) AFC BDC will not under any circumstances own, possess, or control the borrower’s real property.47 Instead, like AFC Gamma, AFC BDC will contractually obligate borrowers to sell certain assets in the event that they default on a loan.48 The Company’s involvement will be incidental, and not necessary to the underlying activities occurring on the property.

[42]	See, e.g., United States v. Griffith, 397 Fed. Appx. 613 (11th Cir. 2010) (methamphetamine lab); United States v. Henry, 307 Fed. Appx. 331 (11th Cir. 2009) (crack house); United States v. Garcia, 405 F.3d 1260 (11th Cir. 2005) (marijuana grow house).
[43]	See, e.g., United States v. Chen, 913 F.2d 183 (5th Cir. 1990). The Fifth Circuit’s opinion in United States v. Chen, 913 F.2d 183 (5th Cir. 1990), is often cited as an example of a case where the owner was not directly involved but still found liable under 856(a)(2) for other individuals’ CSA violations. In Chen, the motel owner found to be liable under section 856(a)(2) was at least deliberately ignorant of the activity. Control and ownership were not at issue; the defendant and her family lived on the property. The question was whether Chen’s deliberate ignorance was sufficient to meet the knowledge element. The facts reveal that Chen was somewhat involved in at least fostering the underlying crimes. Chen had taken several direct actions (for example, warning dealers when law enforcement were coming to the property) such that she was seen as playing an active role in allowing the activity to continue.
[44]	See, e.g., United States v. Clavis, 956 F.2d 1079 (11th Cir. 1992) (considering factors such as whether defendants leased premises, were regularly present on premises for purposes of conducting repairs, paid rent for premises, or accepted delivery of keys from landlord); United States v. Sadler, 750 F.3d 585 (6th Cir. 2014) (considering evidence that one defendant owned the pain-management clinic, signed the clinic’s lease and rent checks, was the office repairman, and was considered the boss of the clinic by the employees, and that lessees of the clinic properties considered another defendant a point of contact for complaints, payments, and other issues); United States. v. Molina-Perez, 595 F.3d 854 (8th Cir. 2010) (defendant leased the property, visited the property weekly, and referred to men on property as “his workers,” among others).
[45]	AFC BDC Factual Certification ¶¶ 11-12.
[46]	Id. ¶ 13.

[47]	Id. ¶ 11.

[48]	Id. ¶ 12.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Section 856’s legislative history further supports that AFC BDC is not the type of entity that Congress sought to target with the Crack-House Statute. A court’s goal when interpreting a statute is to effectuate Congress’ intent. Stated differently, “[w]hen a court interprets a statute, the court articulates the meaning of the words of the legislative branch.”49 Section 856(a) was enacted in 1986 to address the proliferation of crack houses, where those managing or controlling property were permitting the trafficking and use of crack cocaine at the premises. Subsection (a)(2) was added in 2003 to address a similar concern about drug-fueled raves targeting particularly the young.50 At that time, even though several states had already legalized medical cannabis, there is no mention in the legislative history that medical cannabis businesses in these states were a target or a concern of this law.51 In the intervening time, many more states have adopted state medical and adult-use cannabis laws; yet we know of no case in which a person or entity was criminally charged under section 856(a)(2) for making property available to a state-legal cannabis entity.52

Applicable Indirect Federal Law

Based on its operations described above, the Company is not violating the applicable indirect federal law, discussed herein.

1.	Aiding and Abetting

Aiding and abetting a violation of the CSA is federally illegal. Pursuant to 18 U.S.C. § 2(a), whoever commits an offense against the United States or aids, abets, counsels, commands, induces, or procures its commission, is punishable as a principal. To convict a defendant for aiding and abetting, a prosecutor must prove beyond a reasonable doubt: (1) that the accused had specific intent to facilitate the commission of a crime by another; (2) that the accused had the requisite intent of the underlying substantive offense; (3) that the accused assisted or participated in the commission of the underlying substantive offense; and (4) that someone committed the underlying offense.53 The government must prove that the defendant associated with the criminal venture purposefully participated in the criminal activity, and sought by its actions to make the venture successful.54

[49]	Robert A. Katzmann, Judging Statutes 8 (2014).
[50]	See H.R. CONF. REP. 108-66 for 21 U.S.C. 856(a)(2).
[51]	See id.; see also 149 Cong. Rec. 9378-93.
[52]	There is a case in a civil context where a judge dismisses an entity’s unjust enrichment claim on the basis that the actor has “unclean hands” due to violating portions of the CSA, including section 856(a)(2). In that case, the court stated that “[p]roviding funds in exchange for equity violates the CSA because it would allow the investor to profit from the cultivation, possession, and sale of marijuana. Bart St. III v. ACC Enterprises, LLC, No. 217CV00083GMNVCF, 2020 WL 1638329, at *9 (D. Nev. Apr. 1, 2020). AFC BDC is clearly distinguishable from Bart St. III because it does not receive any equity from its borrowers, and therefore will not profit as an investor from activities that violate the CSA.

[53]	Criminal Resource Manual 2474, Elements Of Aiding And Abetting, https://www.justice.gov/usam/criminal-resource-manual-2474-elements-aiding-and-abetting; United States v. Bancalari, 110 F.3d 1425, 1429 (9th Cir. 1997).

[54]	See United States v. Landerman, 109 F.3d 1053, 1068 n.22 (5th Cir. 1997).

Legal Opinion for AFC BDC Inc.
April 5, 2022

Two federal cases provide legal and factual context for understanding the current framework for analyzing whether certain conduct rises to the level of aiding and abetting, even when the accused knows of the principal’s intent. Both cases held that the sale of innocent goods or services to criminals or criminal enterprises, without more, does not rise to the level of aiding and abetting. The seminal case on aiding and abetting as it relates to this issue dates back to 1940. In United States v. Falcone, Judge Learned Hand held that individuals who supplied “sugar, yeast, and cans, out of which [the] alcohol was distilled” by illicit distillers, were not sufficiently “positive” to justify a “prosecution for conspiracy or abetting” because the defendants providing sugar and jars did not have a “stake in [the] outcome” of the criminal enterprise.55

Building on Falcone, Judge Posner held in the Seventh Circuit opinion that a clothing store clerk who sold a dress, knowing that the customer intended to wear the dress while working as a prostitute, was not guilty of aiding and abetting or conspiracy because “if the clerk didn’t make the sale, [the customer] would buy, at some trivial expense in time or money, an equivalent outfit from someone ignorant of [the customer’s criminal activities]. That is where the requirement of proving the defendant’s desire to make the illegal activity succeed cuts off liability.”56 In a subsequent opinion, Posner subsequently distinguished the facts in Falcone from a situation where a store clerk recommends a specific product to help a person commit a crime “in exchange for a commission.”57 The Hand and Posner opinions illustrate where federal courts have drawn the line between activity that rises to the level of aiding and abetting on the one hand and mere commercial activity that involves knowledge of a customer’s criminal activities, and technically facilitates it, on the other hand. In the latter case, the individual or entity engaging in commercial activity does not have the requisite intent or “stake” in the customer’s criminal business to rise to the level of aiding and abetting.

[55]	United States v. Falcone, 109 F.2d 579, 581 (2d Cir. 1940).

[56]	United States v. Zafiro, 945 F.2d 881 (7th Cir. 1991).

[57]	United States v. Colon, 549 F.3d 565 (7th Cir. 2008) (discussing Zafiro).

Legal Opinion for AFC BDC Inc.
April 5, 2022

The Company is not violating the CSA under an aiding and abetting theory. First, as a general point, aiding and abetting liability cannot be used to prosecute all companies doing business with companies operating in state-regulated cannabis programs. As set forth in Falcone and Zafiro, although businesses providing incidental products or services to state-legal cannabis businesses are purposefully engaging in commercial activity, and may have knowledge that such customers are conducting federally illegal acts using their products, these businesses do not have sufficient intent or economic interest in the furtherance of their customers’ business to rise to the level of aiding and abetting.

Second, and relatedly, the Company would not meet the elements of aiding and abetting a CSA violation. Similar to AFC Gamma and other BDCs like SSIC and Altmore, AFC BDC has neither the specific intent to facilitate a violation of the CSA nor the requisite intent to violate the CSA itself. Furthermore, a prosecutor likely would not be able to prove that AFC BDC provides the type or level of assistance required to show active participation in a criminal enterprise.

Proving the first element required for aiding and abetting liability, specific intent, is difficult where a company is providing legal ancillary business products or services to persons alleged to be violating federal law. Case law in this area recognizes that certain acts within the universe of state-regulated cannabis programs do not meet the specific intent threshold. Courts differentiate between people or entities who are actually participating in the underlying crime and those who are involved in otherwise legal, incidental roles.58 As discussed above, AFC BDC’s only business with companies licensed in state cannabis programs will be lending funds through arms-length transactions. The Company does not seek to make these borrowers’ businesses better or more successful, or share revenues with its Cannabis Company borrowers or have any stake in the business ventures of its customers in the form of a sales commission or revenue sharing arrangement.59 Proving specific intent is particularly difficult where, as here, a company is providing legal products and services.

[58]	See Conant v. Walters, 309 F.3d 629, 635-36 (9th Cir. 2002) (doctor recommending cannabis to patient lacked specific intent); City of Garden Grove v. Superior Court, 157 Cal. App. 4th 355, 368 (2007) (police officers returning medical cannabis to patient would lack specific intent to violate CSA).

[59]	AFC BDC Factual Certification, ¶ 9.

Legal Opinion for AFC BDC Inc.
April 5, 2022

The second element for aiding and abetting, intent to violate the CSA, requires proof that “a person actively participates in a criminal venture with full knowledge of the circumstances constituting the charged offense.”60 While the Company lends to state-legal cannabis businesses, it does not have the affirmative intent to violate the CSA. Indeed, it has structured its business so that it does not violate the CSA. Beyond repayment of the loan itself, AFC BDC will not have any financial, or any interest in, the business success of its lending targets, and its loans will not be dependent on or in any way tied to Cannabis Company licensees’ sales or revenues.61 The principal and interest payments that Cannabis Company borrowers will be obligated to make on loans offered by AFC BDC will not increase with the borrower’s profitability, and will remain the same regardless of how financially successful the borrower is at any given time.

The third element of an aiding and abetting violation, requiring proof that an individual or entity actively participated in the commission of the underlying offense, does not encompass every activity or service that may ultimately assist the wrongdoer in committing a crime. If this element were interpreted that broadly, aiding and abetting could apply to all individuals and companies that deal with a Cannabis Company in states where cannabis has been legalized. Because the Cannabis Company is publicly licensed by a state government and operating openly, any number of individuals and entities, including, for instance, lawyers and accountants providing professional services to the Cannabis Company, public companies selling nutrients and lighting equipment for indoor cannabis cultivation, or banks, to whom FinCEN has provided guidance for banks handling payments from cannabis businesses, could easily know that the cannabis business is growing and/or selling cannabis while providing goods or services that further the business’s ability to succeed in its venture. In fact, many legal, public companies do without any, or even any threatened, criminal enforcement for aiding and abetting or other indirect violations of the CSA - e.g., Akerna (provider of seed-to-sale and point-of-sale tracking to state-legal Cannabis Companies); Greenlane Holdings, Inc. (Nasdaq: GNLN) (distributor of vaporizers and smoking accessories to cannabis dispensaries); GrowGeneration Corp. (chain of hydroponics stores in states that have legalized cannabis cultivation); AFC Gamma (a REIT providing loans to state cannabis licensees); India Globalization Capital, Inc. (NYSE AMERICAN: IGC) (a Maryland-based company that distributes patent-pending products for microdosing as well as cannabinoid based products); Innovative Industrial Properties Inc. (NYSE: IIPR) (REIT leasing properties for use as state-licensed cannabis facilities); SSIC (a BDC that loans money to privately held companies in the cannabis sector); Altmore (a BDC that provides financing to companies in the cannabis industry). All of these companies are publicly listed and openly state their business dealings with Cannabis Companies, but none has been subject to federal charges, due in part to the elements required to prove liability for indirect CSA violations, and also to the lack of enforcement priority, which we discuss later in this letter. There are plenty of other examples of service providers, like the Company, that transact with Cannabis Companies but would not be found guilty of aiding and abetting under the CSA.

[60]	See Rosemond v. United States, 134 S. Ct. 1240, 1248-49 (2014).

[61]	AFC BDC Factual Certification, ¶ 9.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Accordingly, the inquiry focuses not just on knowledge, but on the type and level of assistance or participation, together with the individual’s intent. The “classic case” of aiding and abetting would be the getaway driver for a bank robbery, where the aider/abettor not only has full knowledge of the underlying offense but also purposefully acts in such a way as to actively and directly facilitate such offense.62 Providing legal products or services via arm’s length agreements, however, is not the kind of active participation in a criminal enterprise required to prove aiding and abetting liability.63 In the case of a lawyer providing legal services to a cannabis business, the lawyer “knows” that the business is violating the CSA, but receives a fee for their service which is not dependent on the cannabis business achieving a certain level of revenues or profits. Active participation in the criminal venture would likely be even more challenging to prove with respect to a lender that, like the Company, and similar to the attorney described above, does not share revenues with its borrowers or take any type of commission or additional fees that are contingent upon any borrower’s business success.64 In this case, AFC BDC acts like a bank which provides financial (depository and lending) services to a Cannabis Company, and it will use the same criteria that bank regulators have received regarding servicing Cannabis Companies to evaluate borrowers. While such a bank may inherently have knowledge of the underlying activity, it is highly unlikely that it would be found to “actively participate” in the criminal enterprise when it simply provides financing that can be used for any general corporate purpose of the company. Additionally, as explained earlier in this letter, AFC BDC will not make an equity investment in any company manufacturing, distributing, or selling cannabis or cannabis products even if in compliance with state law. Providing debt financing to Cannabis Companies, the way AFC BDC does, is not the type of “active participation” that constitutes an aiding and abetting offense.

The managerial assistance outlined in the Factual Background Section above, even if in the extremely rare event that a borrower accepts the Company’s offer to provide any, would not result in aiding and abetting. All assistance offered is geared to locating financing and securing access to banking, as well as good financial hygiene and insurance coverage, but not to help a borrower with cannabis operations or, needless to say, to conceal cannabis operations or funds.65 Like the assistance offered by SSIC and Altmore, the assistance provided by AFC BDC only would help a company in the state-regulated cannabis industry operate legally and responsibly, with appropriate corporate governance, accounting procedures, and insurance coverage.

[62]	See, e.g., United States v. Cejas, 761 F.3d 717, 728-29 (7th Cir. 2014), reh’g and suggestion for reh’g en banc denied (Oct. 20, 2014) (defendant parked truck in reverse in driveway, and carried a gun, suggesting he knew a drug deal was occurring and intended to help if necessary).

[63]	See In re: Way to Grow, Inc., 597 B.R. 111, 127 (Bankr. D. Colo. 2018) (company knowingly selling hydroponic equipment to customers in cannabis industry did not have specific intent to violate CSA because company’s intent was to sell product to any clientele engaged in hydroponic growing).

[64]	AFC BDC Factual Certification, ¶ 9.

[65]	Id. ¶ 14.

Legal Opinion for AFC BDC Inc.
April 5, 2022

2.	Conspiracy

A person or entity may be criminally liable for conspiring to violate the CSA.66 Conspiracy requires a showing that two or more people were in agreement to commit a crime and that all conspirators have the intent to commit the conspiracy’s objective, although each individual need not know all the details of the crime or all of the members of the conspiracy.67

While ancillary product or service providers may agree to provide the product and know of the cannabis company’s business, they are not necessarily agreeing to commit a crime or intending that objective. When the agreement is for the sale of goods or services and not dependent on the cannabis business committing any crime, the agreement should not be interpreted as one to commit a crime. Here, the agreements are simply for AFC BDC to provide a loan — and the borrower to provide repayment — and the Company’s agreements will not be contingent on any actual cultivation, distribution, sale or possession of cannabis.68

Federal prosecution of ancillary service providers to the state-regulated cannabis industry on these grounds is, at this point, difficult to fathom against companies like AFC BDC. In theory, conspiracy charges could be applied against any person knowingly contracting with a state-legal cannabis business, including even such innocuous actors as utility companies or hardware stores. Ancillary service providers to a state-legal industry, however, are not the sort of actors engaging in the kinds of actions that are targeted for federal prosecution.

In practice, federal prosecutors usually limit conspiracy charges to those who in some way were actually involved with the offense itself and actively desired for it to succeed, generally sharing in its success in some way — not every single person or entity who was aware of the objective and provided ancillary services in some manner. As mentioned above, AFC BDC will not share revenues with borrowers or take any type of commission fee that is contingent upon the business success of its borrowers. These facts, in addition to the nature of its services, show that AFC BDC, as well as any of its affiliates, lack the required mens rea for the underlying federal crime.

[66]	21 U.S.C. § 846.

[67]	United States v. Caldwell, 589 F.3d 1323, 1329 (10th Cir. 2009).

[68]	AFC BDC Factual Certification, ¶ 10.

Legal Opinion for AFC BDC Inc.
April 5, 2022

III.	THE DPL

Pursuant to the Drug Paraphernalia law contained in the CSA, 21 U.S.C. § 863, it is unlawful to sell, transport in interstate commerce, or import/export “drug paraphernalia,” which the CSA defines as “any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance.”69 A fairly recent federal appellate court decision clarified that items which have a variety of legal uses, which are not specifically designed and manufactured to make and consume controlled substances, are not necessarily considered drug paraphernalia under the DPL without strong evidence indicating otherwise.70

For the same reasons that the loans to Cannabis Companies complying with state laws do not violate the CSA, they do not violate the DPL. In addition, the DPL exempts from criminal liability “any person authorized by local, State, or Federal law to manufacture, possess, or distribute such [paraphernalia].”71 To the extent any Cannabis Companies to which AFC BDC provides debt financing sells or possesses items primarily intended or designed for use with cannabis, the items are authorized by state law legalizing cannabis and such items for that use, and the items and related activities are exempt under the DPL.

Based on the foregoing, it is our opinion that the Company will not violate Section 863 of the CSA, will not be liable for aiding and abetting a violation of Section 863 of the CSA or be liable for conspiring to violate Section 863 of the CSA.

IV.	THE MCA

U.S. federal money laundering laws (18 U.S.C. § 1956) criminalize monetary transactions involving proceeds of “specified unlawful activity,” which includes violating the CSA. Broadly speaking, section 1956 criminalizes financial transactions involving the proceeds of specified unlawful activities that (1) conceal the nature, source, or ownership of proceeds they produced; (2) promote further illegal offenses; or (3) evade reporting requirements.

The Company is not violating section 1956. AFC BDC will deliberately operate its business openly, will not accept cash payments from its customers, and both AFC BDC and its Advisor will have policies addressing money laundering, which will include procedures to assure transparency of the sources of funds.72 Absent particular circumstances (such as deliberately disguising the source of funds or reinvesting them in the underlying criminal activity, neither of which is applicable here), proving that an ancillary service provider violated section 1956 is difficult. Generally, an ancillary service provider neither specifically intends to promote the underlying activity nor (absent other action) has knowledge that the transaction is designed to conceal the source of such funds.

[69]	21 U.S.C. § 863(d).

[70]	See United States v. Romans, 823 F.3d 299, 318 (5th Cir. 2016) (in holding that a hydroponic system did not meet the definition of “drug paraphernalia” the court reasoned that it was not “clearly and directly related to the production, distribution, or consumption of drugs.”).

[71]	21 U.S.C. § 863(f)(1).

[72]	AFC BDC Factual Certification ¶ 15.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Furthermore, like AFC Gamma’s business, the Company’s business activities fall well outside the kinds of transactions that the U.S. government has been targeting for money laundering enforcement. Most of these cases involve international money laundering, criminal, and sham enterprises, or bribery within legitimate businesses, none of which is even remotely involved here. These cases demonstrate how the federal government is choosing to allocate its limited resources for enforcement of money laundering statutes, with a focus on international crime rings.73 Moreover, despite the proliferation of state-legal cannabis activity throughout the United States, no cases have been brought for violations of section 1956 against state-licensed cannabis companies within the past seven years.

In addition to the courts, financial regulators have considered how to approach receiving payments from marijuana businesses. FinCEN provided guidance for banks handling payments from cannabis businesses, and is a helpful guidepost to businesses like the Company’s in determining best practices for evaluating different types of cannabis businesses and their risk profiles.74 The Company’s due diligence procedures exceed that required by FinCEN guidelines.

Based on the foregoing, it is our opinion that the Company’s lending activity will not constitute an offense under Section 1956 (i.e., obtaining proceeds from an unlawful activities) or constitute aiding and abetting an offense under the MCA.

[73]	For example, recent money laundering prosecutions include: (1) U.S. v. Wu, 1:20-cr-00015 (E.D. Va. 2020) (Chinese National pleaded guilty to money laundering of proceeds from large-scale cocaine trafficking of Latin American drug trafficking organizations in the U.S.); (2) U.S. v. Chatburn Ripalda, No. 18-20312-CR, 2019 WL 2716237 (S.D. Fla. June 28, 2019) (Miami-based financial advisor pleaded guilty to participating in a money laundering conspiracy related to a scheme to pay bribes to officials of Ecuador’s state-owned and state-controlled oil company, in violation of the Foreign Corrupt Practices Act (FCPA), and also money-laundering statutes); (3) U.S. v. Zong, Civil No. 3:20-cv-00126-JMK (U.S. District Court D. Alaska, 2016) (U.S. Citizen conspired with three Iranian nationals to conduct fraudulent transactions to convert and remove Iranian funds from Korean bank accounts and laundered the proceeds into shell companies both in the U.S. and abroad).

[74]	FinCEN, BSA Expectations Regarding Marijuana-Related Businesses. https://www.fincen.gov/resources/statutes-regulations/guidance/bsa-expectations-regarding-marijuana-related-businesses. The Company does not file FinCEN suspicious activity reports, as it is not a financial institution required to do so.

Legal Opinion for AFC BDC Inc.
April 5, 2022

IV.	ENFORCING FEDERAL LAWS

A.	Executing Federal Laws

Congress gives federal agencies significant authority in executing federal laws, including the Drug Enforcement Administration (“DEA”), the law enforcement arm of the federal government primarily responsible for enforcing the CSA.75 Further, federal prosecutors have wide latitude in determining when, who, how and even whether to prosecute for alleged violations of federal criminal law.76 In the federal criminal legal system, “the decision whether or not to prosecute, and what charge to file or bring before a grand jury, generally rests entirely in [the prosecutor’s] discretion.”77 That discretion extends to, for example, the decision to prosecute a matter, the selection of charges, whether to enter into a plea agreement, and participation in sentencing.78

With respect to business organizations, such as the Company, the United States Justice Manual provides the following guidelines to prosecutors to promote the reasoned exercise of discretion:79

●	The nature and seriousness of the offense, including the risk of harm to the public, and applicable policies and priorities, if any, governing the prosecution of business organizations for particular categories of crime;

●	The pervasiveness of wrongdoing within the business organization, including the complicity in, or the condoning of, the wrongdoing by management;

●	The business organization’s history of similar misconduct, including prior criminal, civil, and regulatory enforcement actions against it;

●	The business organization’s identification of individuals responsible for the misconduct and production of misconduct information;

●	The existence, effectiveness, and enforcement of the business organization’s pre-existing compliance program;

●	The business organization’s timely and voluntary disclosure of wrongdoing;

●	The business organization’s remedial actions, including any efforts to implement an effective corporate compliance program or to improve an existing one, to replace responsible management, to discipline or terminate wrongdoers, to pay restitution, and to discipline wrongdoers;

●	Collateral consequences, including whether there is disproportionate harm to shareholders, pension holders, employees, and others not proven personally culpable, as well as impact on the public arising from the prosecution;

[75]	See 21 U.S.C. §§ 822(a) and 812(c).

[76]	Oyler v. Boles, 368 U.S. 448 (1962).

[77]	Bordenkircher v. Hayes, 434 U.S. 357, 364 (1978).

[78]	See United States Justice Manual at § 9-27.110, available at https://www.justice.gov/jm/justice-manual.

[79]	United States Justice Manual at §§ 9-28.300, 9-28.400, 9-28.500, 9-28.600, 9-28.700, 9-28.800, 9-28.900, 9-28.1200, and 9-28.1300, available at https://www.justice.gov/jm/justice-manual.

Legal Opinion for AFC BDC Inc.
April 5, 2022

●	The adequacy of remedies such as civil or regulatory enforcement actions; and

●	The adequacy of the prosecution of individuals responsible for the business organization’s malfeasance.

B.	DOJ Position on Enforcement of Federal Cannabis Laws

The absence of any prosecutions over the last at least seven years of state law compliant Cannabis Companies, let alone their vendors or those providing financial services, is relevant. The federal government has not even indicated that it will start enforcing the federal cannabis prohibition against those companies, and no industry observer has suggested that mass federal enforcement of federal cannabis laws is anticipated.

Since December 2014 (more than seven full years), companies strictly complying with state medical cannabis laws have also been protected against enforcement by a provision (originally called the Rohrabacher-Farr amendment, now known as the Joyce amendment) in the Omnibus Spending Bill, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level. Courts have interpreted the provision to bar the DOJ from prosecuting any person or entity in strict compliance with state medical cannabis laws. Additionally, because the Joyce amendment bars prosecutions of state-compliant medical cannabis companies, a court would bar related charges against entities providing services or products to the company complying with a state medical cannabis law. The federal government would be barred from prosecuting the Company for providing services to businesses with state medical cannabis licenses. Moreover, in that seven-year period, and even during the tenure of Jeff Sessions as U.S. Attorney General, the federal government has brought no criminal enforcement against any state-law compliant Cannabis Companies at all, not just those involved with medical cannabis.

There is no reason to believe that enforcement will increase under President Biden. During his campaign, President Biden promised federal reform on cannabis, including decriminalization generally.80 While the administration has since shown little interest in cannabis reform, both Democratic Senators and Republican representatives have introduced bills to end the federal cannabis prohibition, by descheduling cannabis completely and regulating it in a manner similar to alcohol or tobacco, including Senate Majority leader Chuck Schumer’s proposed draft legislation that would legalize cannabis at the federal level (the “Cannabis Administration and Opportunity Act”) and Representative Nancy Mace’s (R. South Carolina) proposed draft legislation to decriminalize and tax cannabis at the federal level (the “States Reform Act”).81

[80]	According to the Biden website, a Biden Administration “will decriminalize cannabis use and automatically expunge prior convictions. And, he will support the legalization of cannabis for medical purposes, leave decisions regarding legalization for recreational use up to the states, and reschedule cannabis as a schedule II drug so researchers can study its positive and negative impacts.” Biden-Harris, “The Biden Plan for Strengthening America’s Commitment to Justice,” https://joebiden.com/justice/. The Biden-Sanders Unity Platform, which was released at the time President Biden won the Democratic Party nomination for President, affirmed that his administration would seek to “[d]ecriminalize marijuana use and legalize marijuana for medical purposes at the federal level;” “allow states to make their own decisions about legalizing recreational use;” and “automatically expunge all past marijuana convictions for use and possession.” Biden-Sanders Unity Task Force Recommendations: Combating The Climate Crisis And Pursuing Environmental Justice, https://joebiden.com/wp-content/uploads/2020/08/UNITY-TASK-FORCE-RECOMMENDATIONS.pdf.

[81]	See Cannabis Administration and Opportunity Act, 117th Cong. (discussion draft, July 14, 2021), https://www.politico.com/f/?id=0000017a-a490-dc3c-a57e-b4d8e25b0000; States Reform Act, 117th Cong. (discussion draft, Nov. 15, 2021), https://mace.house.gov/sites/evo-subsites/mace.house.gov/files/evo-media-document/SRA%20Final%20Bill%20Text.pdf. The U.S. House of Representatives recently passed the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, which will now be considered by the U.S. Senate.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Biden’s pledge to “decriminalize” cannabis may be reasonably interpreted to mean that any Attorney General under his administration will order U.S. Attorneys not to enforce the federal cannabis prohibition against state law compliant entities and others legally transacting business with them.82 President Biden selected Judge Merrick Garland to serve as the U.S. Attorney General under his administration. Attorney General Garland has not publicly expressed any negative views toward cannabis legalization or decriminalization. During his confirmation hearing before the U.S. Senate, Attorney General Garland testified that prosecuting companies in “states that have legalized and that are regulating marijuana, either medically or otherwise,” would not be a “useful use of limited resources.”83 Therefore, the status quo of federal non-enforcement is expected to continue for the foreseeable future.84 Additionally, industry advocates remain hopeful that some reform will be possible in the coming months or years, including banking reform. For example, the Secure And Fair Enforcement (SAFE) Banking Act would protect financial institutions and other parties accepting money derived from the state legal cannabis industry by “creat[ing] protections for depository institutions that provide financial services to cannabis-related legitimate businesses and service providers for such businesses.”85

[82]	See, e.g., John Schroyer, Biden to tap Merrick Garland for attorney general, offering stark contrast to anti-cannabis AGs under Trump, Marijuana Business Daily (Jan. 6, 2021), https://mjbizdaily.com/biden-to-tap-merrick-garland-for-attorney-general/.

[83]	See Attorney General Nominee Merrick Garland Testifies at Confirmation Hearing, https://www.c-span.org/video/?508877-1/attorney-general-nominee-merrick-garland-testifies-confirmation-hearing.

[84]	Attorney General William Barr testified in his confirmation hearing on January 15, 2019, that he would not upset “settled expectations,” “investments,” or other “reliance interest[s]” arising as a result of the Cole Memo, and that he would not use federal resources to enforce federal cannabis laws in states that have legalized cannabis “to the extent people are complying with the state laws.” In that hearing, Barr went so far as to suggest that the CSA’s prohibitions of cannabis may be null in states that have legalized cannabis: “the current situation … is almost like a back door nullification of federal law.” Supreme Court Justice Clarence Thomas has echoed Barr’s point about nullification. In a June 2021 opinion, Supreme Court Justice Clarence Thomas addressed the current state of federal prohibition and suggested that seminal case Gonzales v. Raich may be decided differently today: “If the Government is now content to allow States to act ‘as laboratories’ ‘and try novel social and economic experiments,’…then it might no longer have authority to intrude on ‘[t]he States’ core police powers…to define criminal law and to protect the health, safety, and welfare of their citizens.’” Standing Akimbo, LLC v. United States, 141 S. Ct. 2236, 2238 (2021).

[85]	Secure And Fair Enforcement (SAFE) Banking Act, H.R.1996, 117th Cong. (2021). On September 21, 2021, the House voted to include the SAFE Banking Act provisions in the annual National Defense Authorization Act for Fiscal Year 2022 (NDAA). Two days later, the House passed the NDAA by a vote of 316 to 113. However, the provisions were stripped out of the Senate’s version of the NDAA prior to passage.

Legal Opinion for AFC BDC Inc.
April 5, 2022

Based on the foregoing, and subject to the assumptions, qualifications, and limitations set forth herein, in our opinion, neither the Company nor its shareholders will violate federal law, and specifically the CSA, DPL, or MCA by way of the Company’s debt financings into Cannabis Companies. AFC BDC will not directly or indirectly violate the CSA, will not have the criminal intent for aiding and abetting or conspiracy theories, also will not violate the DPL, and is not engaged, or planning to engage, in money laundering.

Furthermore, the U.S. government’s history of enforcement and statements about this legal area indicate that any claim against a company like AFC BDC is highly unlikely. Last, the long standing Joyce amendment protection of state-legal medical cannabis businesses would bar a federal criminal claim against the Company for services to those businesses. In conclusion, as explained in this Opinion, the Company’s business will not violate U.S. federal law or the law in any jurisdiction where the Company operates.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement on Form 10, including any amendments and supplements thereto. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the SEC thereunder.

Very Truly Yours,

Eric P. Berlin

Partner

Dentons US LLP